UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Businessway International Corporation (Name of Issuer)
Common Shares, par value $.001 per share (Title of Class of Securities)
12329Y 10 4 (CUSIP Number)
Faris Heddo 117 Gun Avenue Pointe-Claire, Quebec H9R3X2 514-693-0877 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 27, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12329Y 10 4

1.	Names of Reporting Persons. Faris Heddo I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,947,559

	8.	Shared Voting Power nil

	9.	Sole Dipositive Power nil

	10.	Shared Dipositive Power nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,947,559

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.2%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This statement relates to beneficial ownership, as provided in Rule 13(d)-3 of the Securities and Exchange Commission, of common shares, $.001 par value per share ("Shares"), of BusinessWay International Corporation, a Florida corporation ("BusinessWay"). The offices of BusinessWay are located at 117 Gun Ave., Pointe-Claire, Quebec, Canada H9R 3X2.

Item 2. Identity and Background.

(a)	Name: This statement is filed by Faris Heddo.

(b)	Residence or business address: Faris Heddo's business address is 117 Gun Ave., Pointe-Claire, Quebec, Canada H9R 3X2.

(c)	Present Principal Occupation or Employment: As of September 12, 2000, Faris Heddo's principal occupation is President and Chief Executive Officer of BusinessWay International Corporation.

(d)	Criminal Conviction: During the past five years, Faris Heddo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the past five years, Faris Heddo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Faris Heddo is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration:

          Faris Heddo has gifted 2,000,000 shares to Fabrice Zambito. Faris Heddo originally aqcuired his shares in reference is made to the information under the heading "SHARE EXCHANGE AGREEMENT - BUSINESSWAY COMPUTER CENTRE, INC. AND COR-BIT PERIPHERALS, INC." appearing under "Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" appearing in the Form 10-QSB of GlobalNet for the period ended June 30, 2000, as filed with the Securities and Exchange Commission (the "Acquisition Information"), and the Acquisition Information is hereby incorporated by reference.
         See previous filing schedule 13D.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The purpose of this share gift is to give Fabrice Zambito common shares for the purpose of pursuing and promoting the business and act as an advisory and chairman of BusinessWay Internatioanl Corporation, in assisting in the growth of the corporation.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Faris Heddo owns beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 14,847,559 Shares and Pursuant to the terms of the Acquisition, GlobalNet has issued options to Faris Heddo to purchase 600,000 Common Shares at $.50 pre share and to purchase 500,000 Common Shares at $1.00 per share (collectively, the "Options") as consideration for his agreement to serve as President, Chief Executive Officer, and a Director of GlobalNet. The Options were issued on September 12, 2000 and are exercisable for a period of 15 years from the date of grant.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Except as described above, Faris Heddo has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company's present capitalization or dividend policy; (v) any material change in the Company's business or corporate structure; (vi) changes in the Company's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated in this paragraph.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Faris Heddo owns beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 14,847,559 Shares. The Preferred Shares issued pursuant to the Share Exchange Agreement dated september 12 2000 have been converted into common shares on a one for one basis of BusinessWay International Corp.
         The shares beneficially owned by Faris Heddo are equivalent to 26.2 % of outstanding shares of BusinessWay International Corporation.

(b) Faris Heddo has sole power to vote and dispose of the Shares beneficially owned by him.

(c)

For a description of the terms under which Faris Heddo acquired the Shares beneficially owned by him, see the Acquisition Information described above. Except as indicated in this Schedule 13D, Faris Heddo has not effected any transactions in Shares during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2001
By:	/s/ Faris Heddo Faris Heddo
Title:	President and CEO

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